Exhibit 17.1

April 5, 2010

Mr. William R. Short

President and CEO

Touchmark National Bank

3651 Old Milton Parkway

Alpharetta, Georgia 30005

Dear Bill:

Please accept this letter as my resignation from the Touchmark National Bank, Inc. and Touchmark National Bancshares Board of Directors effective immediately.

It is very unfortunate to have a Board of Directors that discourages open discussion and debate of business matters, and holds punitive penalties for those who may disagree with an opinion of another Board member.

Through my resignation, I am hopeful the Board will become unified and protect the interests of the shareholders, depositors and other parties with a vested interest in the success of the Bank.

I wish you and the entire Touchmark team success in the future.

Sincerely,

/s/ Bill

J. William Butler